Consolidated Financial Statements

(expressed in thousands of United States dollars)

Years ended December 31, 2009 and 2008

SHAREHOLDER UPDATE

Review of Fiscal 2009 and Outlook for Fiscal 2010

Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-Frankfurt: CAN), is pleased to provide the following review of Canarc’s progress in 2009 and its plans for 2010.

2009 Highlights

•

Acquired an option to earn up to a 100% interest in the Tay LP property within the prolific Tintina Gold Belt of the Yukon Territory.

•

Raised $960,000 in two private placements to fund working capital and exploration drilling at Tay LP.

•

Completed 1840 meters of diamond drilling in 10 holes at Tay LP to extend two historic gold-mineralized zones along strike and down dip.

•

Updated the preliminary economic assessment of New Polaris at US$900 gold

Review of 2009

The main investment theme in 2009 seemed to be looking for early signs of recovery from the 2008 global financial crisis, led by the bounce back in the gold price.  Gold was once again one of the best performing investment sectors in 2009, up 30% to close the year at US$1087 per oz.

Resource stocks bottomed in late December 2008 due to tax loss selling and enjoyed a 25-50% bounce back in 2009. Canarc’s share price opened 2009 at CA$0.05 per share, peaked at $0.19 in September and closed the year in the CA$0.13 range.

Notwithstanding the difficult market conditions, Canarc management continued to seek opportunities for growth, as evidenced by our option to acquire the Tay LP property.  We evaluated several other possible acquisitions during the year and updated the preliminary economic assessment of our New Polaris property.

New Polaris:  Canarc President Garry Biles oversaw the updating and optimization of the preliminary assessment on New Polaris by Moose Mountain Technical Services. The economics of the New Polaris gold mine project were substantially improved thanks to the higher gold price.  At $US900 per oz gold and a $US /$CA exchange rate of 0.95, the project generates a pre-tax Net Present Value (“NPV5%”) of CA$104.9 million (after-tax $68.6 million), a pre-tax internal rate of return (“IRR”) of 32.0% (after-tax 25.8%) and a payback period of 2.7 years.  Cash costs were estimated at US$383 per oz of gold produced.

Tay LP:  Canarc Vice President of Exploration James Moors oversaw the evaluation and exploration of the Tay LP property within the prolific Tintina Gold Belt of the Yukon Territory.  A total of 1840 meters of diamond drilling was completed in 10 holes at Tay LP to extend two historic gold-mineralized zones along strike and down dip.  Drilling highlights included 9.14 gpt gold over 1.0 m (0.27 oz per ton over 3.3 feet) contained within a broader mineralized zone grading 0.71 gpt gold over 29.2 m in hole TLP09-1.

Caza:  Caza Gold Corp. acquired a large new gold exploration project in the Moris district of western Chihuahua in 2009.  Caza also completed a two phase surface mapping and sampling program at its primary Santiago gold project, also located in western Chihuahua.  Canarc sold 800,000 shares of Caza privately in 2009 to hold approximately 1.6 million shares, or about 7% of Caza Gold Corp. at year-end.

Aztec:  Aztec Metals Corp. optioned a 50% interest in its primary property at Matehuala in San Luis Potosi to Parallel Resources in 2009.  The Company subsequently optioned a 50% interest in a second property at Charcas West in San Luis Potosi to Parallel Resources. Aztec owns a third property at Viesca in Coahuila.  Canarc continues to hold approximately 2.4 million shares, or about 11% of the shares of Aztec.

Outlook For 2010

The outlook for gold and gold stocks for 2010 remains positive as evidenced by the run in the gold price late last year to US$1200 per oz and some forecasters are calling for US$1500 gold or higher this year. Management is also bullish that gold will seek new highs this year due to the continuing decline of fiat currencies and the inflation that inevitably arises from reflationary monetary policies.

Canarc plans three strategic initiatives this year to create value for shareholders.

Firstly, Canarc will continue to seek strategic alternatives such as a joint venture or other means to advance the New Polaris high grade gold mine project to mine development and a full feasibility study.  Discussions are currently underway with a couple of interested parties.

Secondly, the Company will look for ways to optimize its investment in, and option to acquire, the Tay LP property.  Gold mineralization at Tay-LP shares some geological similarities with other recent gold discoveries within the Tintina Gold Belt, such as the Rau property of Atac Resources (ATC: TSX-V) and the Ketza River gold deposit of Yukon-Nevada Gold (YNG: TSX).  Management is of the opinion that the exploration potential at Tay LP remains very attractive.  The 2009 drill holes are still 1000 m east of the intrusive contact and have yet to test the full length of the MaxMin anomaly. Combine these factors with the existence of two other intrusive bodies, and numerous other untouched geophysical and geochemical anomalies and it is safe to say we have many attractive targets that we are looking forward to testing with the next exploration program.

Thirdly, we will continue to pursue new opportunities for growth by evaluating attractive gold projects in the USA and Canada for acquisition where management’s exploration and mining experience can add value. Management is of the belief that this market environment is very attractive for making strategic gold property acquisitions at this time while asset values are depressed.

We appreciate the support of our many shareholders, and we can all look forward to a more rewarding year of growth for the Company.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in north-western British Columbia to the feasibility stage, exploring the large Tay LP property and acquiring attractive gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/     Bradford J. Cooke

Bradford J. Cooke

March 30, 2010

Chairman and C.E.O.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Canarc Resource Corp. as at December 31, 2009 and 2008 and the consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2007 were audited by another firm of auditors who expressed an opinion without reservation on those statements in their report dated March 14, 2008.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 24, 2010

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	December 31,
	2009	2008

ASSETS

CURRENT ASSETS
Cash	$ 155	$ 155
Receivables and prepaids	145	295
Royalty receivable - current portion (Note 6(c)(i))	50	50
Total Current Assets	350	500
NON-CURRENT ASSETS
Mineral properties (Note 6)	12,626	12,071
Equipment (Note 7)	2	3
Royalty receivable - long-term portion (Note 6(c)(i))	46	88
Long-term investments (Notes 8 and 10)	143	167
Total Non-Current Assets	12,817	12,329
Total Assets	$ 13,167	$ 12,829

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 607	$ 306
Notes payable (Note 10)	63	-
Income taxes payable (Note 13)	329	-
Total Current Liabilities	999	306

SHAREHOLDERS' EQUITY
Share capital (Note 9(a))	56,436	55,349
Contributed surplus	2,354	2,217
Deficit	(46,622)	(45,043)
Total Shareholders' Equity	12,168	12,523
Total Liabilities and Shareholders' Equity	$ 13,167	$ 12,829

Nature of operations and going concern (Note 1)
Commitments and contingencies (Notes 6 and 13)
Subsequent event (Note 13)

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/

     Bradford Cooke

        /s/

William Price

Director                                                                               Director

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations

(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	2009	2008	2007

Expenses:
Amortization	$ 1	$ 2	$ 2
Corporate development	37	17	65
Employee and director remuneration (Note 11)	406	350	618
Foreign exchange loss (gain)	87	77	(198)
General and administrative (Note 11)	195	348	592
Shareholder relations	62	121	198
Stock-based compensation (Note 9(b))	117	203	442

Loss before the undernoted	(905)	(1,118)	(1,719)

(Loss) gain on disposition of marketable securities	-	(32)	1,152
Gain on disposition of long-term investment	93	228	-
Gain from disposition of subsidiary (Note 6(b))	-	221	-
Investment and other income	-	2	28
Accretion of royalty receivable (Note 6(c)(i))	8	11	15
Write-off of mineral properties (Note 6(c)(ii))	(57)	(6,275)	-
Interest expense	(3)	-	-
Flow through financing costs (Note 13)	(489)	-	-

Loss before income tax	(1,353)	(6,963)	(524)

Future income tax (expense) recovery (Notes 9(a)(i) and (iii))	(226)	-	2,039

Net (loss) income for the year	(1,579)	(6,963)	1,515

Other comprehensive (loss) income:
Unrealized (loss) gain on available-for-sale securities	-	(3)	289
Realized gain on sale of available-for-sale securities	-	32	(1,152)
Foreign exchange on unrealized gain	-	-	68
Foreign exchange on realized gain	-	(1)	(70)

Comprehensive (loss) income for the year	$ (1,579)	$ (6,935)	$ 650

Basic and diluted (loss) earnings per share	$ (0.02)	$ (0.10)	$ 0.02

Weighted average number of common shares outstanding	74,486,023	71,793,931	69,907,839

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of United States dollars)

	Years ended December 31,
		2009			2008			2007
	Shares		Amount	Shares		Amount	Shares		Amount

Share capital:
Balance, beginning of year	72,704,505		$ 55,349	71,734,505		$ 55,289	68,470,476		$ 55,629
Issued:
Private placement, net of share issuance costs (Note 9(a))	9,104,900		837	1,000,000		77	2,200,000		1,039
Property acquisition (Notes 6(a)(ii), 6(d)(iii) and (v))	160,250		24	-		-	45,000		24
Exercise of options	-		-	-		-	830,000		530
Exercise of share appreciation rights	-		-	-		-	189,029		106
Provision for flow-through shares (Notes 9(a)(i) and (iii))	-		226	-		-	-		(2,039)
Write-off of mineral properties (Note 6(d)(iii))	-		-	(30,000)		(17)	-		-
Balance, end of year	81,969,655		56,436	72,704,505		55,349	71,734,505		55,289

Contributed surplus:
Balance, beginning of year			2,217			2,014			1,855
Exercise of options			-			-			(177)
Fair value of stock options recognized			117			203			405
Fair value of share appreciation rights			-			-			(69)
Fair value of finders' fee warrants			20			-			-
Balance, end of year			2,354			2,217			2,014

Accumulated other comprehensive income:
Balance, beginning of year			-			(28)			-
Adoption of new accounting policy
for available-for-sale securities (Note 2(b))			-			-			837
Unrealized (loss) gain on available-for-sale securities			-			(3)			289
Realized loss (gain) on sale of available-for-sale securities			-			32			(1,152)
Foreign exchange on unrealized gain on available-for-sale securities			-			-			68
Foreign exchange on realized gain on available-for-sale securities			-			(1)			(70)
Balance, end of year			-			-			(28)

Deficit:
Balance, beginning of year			(45,043)			(37,795)			(39,272)
Adoption of new accounting policy for royalty receivable (Note 2(b))			-			-			(38)
Disposition of subsidiaries pursuant to plan of arrangement (Note 5)			-			78			-
Dividends pursuant to plan of arrangement (Note 5)			-			(363)			-
Net (loss) income for the year			(1,579)			(6,963)			1,515
Balance, end of year			(46,622)			(45,043)			(37,795)

Total Shareholders' Equity			$ 12,168			$ 12,523			$ 19,480

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2009	2008	2007

Cash provided from (used for):

Operations:
Net (loss) income for the year	$ (1,579)	$ (6,963)	$ 1,515
Items not involving cash:
Accretion of royalty receivable (Note 6(c)(i))	(8)	(11)	(15)
Accrued interest	3	-	-
Amortization	1	2	2
Employee remuneration	-	58	-
Loss (gain) on disposition of marketable securities	-	32	(1,152)
Gain on disposition of long-term investment	(93)	(228)	-
Gain on disposition of subsidiary (Note 6(b))	-	(221)	-
Stock-based compensation	117	203	442
Unrealized currency translation loss (gain)	1	22	(47)
Write-off of mineral property (Note 6(c)(ii))	57	6,275	-
Future income tax (expense) recovery	226	-	(2,039)
Flow-through financing costs	489	-	-
	(786)	(831)	(1,294)
Changes in non-cash working capital items:
Receivables and prepaids	103	180	(106)
Accounts payable and accrued liabilities	244	51	96
Cash used by operating activities	(439)	(600)	(1,304)

Financing:
Issuance of common shares, net of share issuance costs	857	77	1,392
Proceeds from notes payable	60	-	304
Cash from financing activities	917	77	1,696

Investing:
Proceeds from disposal of marketable securities	-	12	1,690
Proceeds from royalties and debt settlement (Note 6(c)(i))	50	50	50
Proceeds from disposition of subsidiary (Note 6(b))	-	204	-
Acquisition of marketable securities	-	-	(13)
Mineral properties, net of recoveries	(644)	(79)	(3,696)
Cash of subsidiaries pursuant to plan of arrangement (Note 5)	-	(345)	-
Equipment	-	-	(3)
Proceeds from disposal of long-term investments (Note 8)	116	203	(54)
Cash (used by) from investing activities	(478)	45	(2,026)

Decrease in cash	-	(478)	(1,634)
Cash, beginning of year	155	633	2,267

Cash, end of year	$ 155	$ 155	$ 633

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2009	2008	2007

Non-cash financing and investing activities:

Dividends issued pursuant to plan of arrangement (Note 5)	$ -	$ 363	$ -
Shares returned to treasury from disposition
of mineral property interest (Note 6(d)(iii))	-	17	-
Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	-	-	69
Stock options	-	-	177
Fair value of finders' fees warrants	20	-	24
Issuance of shares for mineral property interests (Notes 6(a)(ii) and 9(a)(i))	24	-	-
Mineral exploration tax (adjustment) credit, receivable on mineral properties	(113)	-	315
Accounts payable related to write-off of mineral properties	57	-	-
GST recoverable applied to corporate tax liability	(47)	-	-

Income taxes paid	-	-	-

Interest paid	-	-	-

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.

Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its properties, and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has a deficit of $46.6 million at December 31, 2009.  Furthermore, the Company has working capital deficiency of $649,000 as at December 31, 2009, which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations.  Management is actively seeking to raise the necessary capital to meet its planned business objectives.  There can be no assurance that management’s plans will be successful.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern and such adjustments could be material.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in United States dollars.

These consolidated financial statements include the accounts of the Company and its investments as follows:

-

Carib Industries Ltd., in which the Company previously held a 78.5% interest and was consolidated but was disposed of in fiscal 2008 (Note 6(b));

-

Caza Gold Corp. (“Caza”), in which the Company previously held a 100% interest and was consolidated but was divested pursuant to a plan of arrangement (Note 5) and held a 7% interest as at December 31, 2009 (2008 – 11%), and such investment was accounted for using the cost method;

-

Minera Canarc de Mexico SA de CV (“Minera Canarc”), in which the Company previously held a 100% interest and was consolidated but was transferred to Caza in fiscal 2008 pursuant to a plan of arrangement (Note 5);  and

-

its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated.

All significant intercompany transactions and balances have been eliminated.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                      Page 9

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(b)

Financial instruments:

(i)

Financial Instruments – Recognition and Measurement

All financial instruments are classified into one of the following five categories:  held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current year net earnings;

•

Available-for-sale financial assets are measured at fair value based on quoted market prices.  Investment in equity instruments classified as available-for-sale that do not have a quoted market price in an active market is measured at cost.  Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet either by disposition or permanent impairment at which time the realized gain or loss is transferred to net earnings;

•

Held-for-trading financial instruments are measured at fair value.  All gains and losses are included in net earnings in the year in which they arise;  and

•

All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses are included in net earnings in the year in which they arise.

In accordance with this standard, the Company has classified its marketable securities as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains or losses recorded in net earnings and unrealized gains or losses recorded in other comprehensive income.  This change in accounting policy resulted in an increase of $837,000 in the carrying value of its marketable securities on initial adoption on January 1, 2007.

The Company’s royalty receivable from disposition of subsidiary (Note 6(c)(i)) is classified as loans and receivables.  It was initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.  This change in accounting policy resulted in a decrease of $38,000 in the carrying value of its royalty receivable from disposition of subsidiary on initial adoption on January 1, 2007.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 10

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(b)

Financial instruments:     (continued)

(ii)

Comprehensive Income

Comprehensive income is the change in shareholders’ equity during a year from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet and “other comprehensive income” in the consolidated statement of operations.

(c)

Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property interest is recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral properties represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

(d)

Equipment:

Equipment is recorded at cost and, for equipment subject to amortization, the Company uses the declining balance method at rates varying from 10% to 30% annually.

(e)

Long-term investments:

Investment in shares in which the Company’s ownership is less than 20%, where significant influence does not exist, is accounted for in accordance with the Company’s policy for financial instruments as defined in Note 2(b)(i).

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 11

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(f)

Proceeds on unit offerings:

Proceeds received from the issuance of units, consisting of common shares and warrants, are allocated entirely to common shares.

(g)

Non-monetary transactions:

Shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

(h)

Flow-through common shares:

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares.  The proceeds from shares issued under flow-through share financing agreements are credited to share capital.  The tax impact to the company of the renouncement is recorded on the date that the renunciation is filed with taxation authorities, through a decrease in share capital and the recognition of a future tax liability.

A portion of the future income tax assets that were not previously recognized are recognized as a recovery of future income taxes in the statement of operations up to the amount of the future income tax liability or renouncement.

The resource expenditures incurred are subject to review and approval by the taxation authorities and is adjusted in the period when such approval is confirmed.

(i)

Stock-based compensation plan:

The Company has a stock option plan which is described in Note 9(b).  The Company records all stock-based payments using the fair value method.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period.  The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related amount in contributed surplus is transferred to share capital.

The Company has a share appreciation rights plan, which provides option holders the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  The fair value of the underlying stock option, which is cancelled on the exercise of the share appreciation rights, is transferred from the related contributed surplus to share capital.  The difference between the quoted market price, on the date the share appreciation right is exercised, of the shares issued and the fair value of the stock option is recorded as share capital and charged to operations.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 12

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(j)

Asset retirement obligations:

Any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, are recognized if a reasonable estimate of fair value can be made.  These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset.  In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.  The capitalized asset retirement cost is amortized to operations over the life of the asset upon commencement of production.  The Company assessed its mineral properties, and based upon such assessments, there were no known material asset retirement obligations as at December 31, 2009 or 2008.

(k)

Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the earnings available to common shareholders by the weighted average number of shares outstanding during the year.  For all years presented, earnings available to common shareholders equals the reported earnings.  The Company uses the treasury stock method for calculating diluted earnings (loss) per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.  In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(l)

Foreign currency translation:

The Company uses the United States dollar as its functional and reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

•

Revenue and expense items at the rate of exchange in effect on the transaction date;

•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date;  and

•

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the consolidated statement of operations in the year in which they occur.

(m)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.  Significant areas requiring the use of management estimates relate to collectability of receivables, balances of accrued liabilities, impairment of mineral properties, determination of reclamation obligations, valuation allowances for future income tax assets, income taxes payable, and assumptions used in determining the fair value of non-cash stock-based compensation.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 13

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(n)

Variable interest entities:

Consolidation principles apply to entities that meet the definition of a variable interest entity (“VIE”).  An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.  The Company does not have any VIE’s.

(o)

Income taxes:

The Company follows the asset and liability method for accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.  Future tax assets are recognized to the extent they are considered more likely than not to be realized.  The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(p)

Changes in accounting policies:

Goodwill and intangible assets:

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new section was effective for the Company on January 1, 2009.  The Company has no goodwill or intangible assets as of December 31, 2009.

(q)

New accounting pronouncements:

(i)

International Financial Reporting Standards (“IFRS”):

In 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises.  The Company will therefore be required to present IFRS financial statements for its March 31, 2011 interim financial statements.  The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended December 31, 2010.  The Company is currently evaluating the impacts of the conversion on the Company’s consolidated financial statements and is considering accounting policy choices available under IFRS.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 14

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(q)

New accounting pronouncements:     (continued)

(ii)

Business combinations:

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”.  These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity.  In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners.  Acquisition costs are not part of the consideration and are to be expensed when incurred.  Section 1601 establishes standards for the preparation of consolidated financial statements.

The new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  The Company is currently evaluating the impact of the adoption of these sections.

3.

Management of Capital

The Company is an exploration stage company and this involves a high degree of risk.  The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations.  The Company’s primary source of funds comes from the issuance of share capital and proceeds from notes payable.  The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital.  Capital requirements are driven by the Company’s exploration activities on its mineral property interests.  To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals.  The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it would be able to continue this financing during difficult economic conditions.  The Company will continue to rely on debt and equity financings to meet its commitments as they become due and continue exploration work on its mineral property interests and to meet its administrative overhead costs for the coming year.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 15

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk

The Company’s investments in shares of Aztec Metals Corp. (“Aztec”) and Caza are classified as available-for-sale but such shares do not have a quoted market price in an active market and are therefore measured at cost.

The Company has classified its cash as held-for-trading, receivables as loans and receivables, and accounts payable and accrued liabilities, notes payable and income taxes payable as other financial liabilities.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign exchange risk and interest rate risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair values of the Company’s cash, receivables, accounts payable and accrued liabilities, notes payable, and corporate income taxes payable approximate their carrying values due to the short terms to maturity;  therefore, disclosure is not made of their level in the fair value hierarchy.  Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market.  The fair value of the royalty receivable approximates its carrying value as it was initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.  The royalty receivable is level three in the fair value hierarchy as it is based on unobservable inputs.

(a)

Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.  Receivables are from government agencies and are not considered as financial instruments.  The royalty receivable is due from an unrelated company, and the Company has not taken any steps to mitigate the credit risk associated with this receivable (Note 6(c)(i)).

(b)

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings.  The Company will require significant additional funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2010.

Accounts payable and accrued liabilities are due in the first quarter of fiscal 2010, and the notes payables are due on demand.

(c)

Market risk:

The significant market risk exposures to which the Company is exposed are foreign exchange risk and interest rate risk.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 16

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk     (continued)

(c)

Market risk:     (continued)

(i)

Foreign exchange risk:

The Company’s mineral properties and operations are in Canada, and would subject it to foreign currency fluctuations.  A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the earnings (losses) of the Company and the values of its assets as its financial statements are stated in U.S. dollars.

At December 31, 2009, the Company is exposed to currency risk for its U.S. dollar equivalent of financial assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars (stated in U.S. dollars)

Cash	$ 39
Receivables and prepaids	145
Accounts payable and accrued liabilities	(428)
Notes payable	(63)
Income taxes payable	(329)

Net financial assets (liabilities)	$ (636)

Based upon the above net exposure as at December 31, 2009 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease/increase of $63,600 in the Company’s net earnings (losses).

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)

Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year-end and the notes payable are stated at a fixed interest rate.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 17

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.

Plan of Arrangement

On June 25, 2008, the Company proceeded to close the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of the Company’s interest in Caza was distributed to the shareholders of the Company.  Under the Arrangement, the Company transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties (Note 6(d)) to Caza in return for 14,346,527 shares of Caza, of which the Company distributed 11,950,577 Caza shares by way of a dividend in kind to the Company’s shareholders on the basis of one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  The property interests which were transferred from the Company to Caza include Los Arrastres, Santiago and Santiago Fraction properties.

The Company believes the Arrangement and spin-off is not material to the Company, therefore, disclosure of discontinued operations is not being presented.

The Arrangement was accounted for by the Company at the time of the transaction by showing an investment in Caza of $436,501 representing the value of the 14,346,527 common shares received.  The distribution of 11,950,577 Caza common shares to the Company’s shareholders was accounted for as a reduction to the investment in Caza in the amount of $363,298 with a corresponding increase in deficit.

6.

Mineral Properties

		2009			2008
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 6(a)(i))	$ 3,605	$ 8,556	$ 12,161	$ 3,605	$ 8,466	$ 12,071

Yukon:
Tay-LP (Note 6(a)(ii))	25	440	465	-	-	-

	$ 3,630	$ 8,996	$ 12,626	$ 3,605	$ 8,466	$ 12,071

(a)

Canada:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at December 31, 2009 include a reclamation bond for CAD$250,000.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 18

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(a)

Canada:     (continued)

(ii)

Tay-LP:

On August 24, 2009, the Company entered into an option agreement to acquire a 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration over a two-year period.  In the second stage, the Company can earn an additional 49%, thereby totalling 100% interest, by paying CAD$850,000 in cash or shares at the Company’s discretion and spending CAD$600,000 on exploration by the third year.  If the Company does not proceed with the second stage, then a joint venture would be formed.  The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold.  The option agreement is subject to NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million.  Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations.  The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.  The Company made a cash payment of CAD$20,000 in August 2009.  On November 4, 2009, the Company issued 160,250 shares at a value of CAD$0.156 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.

(iii)

Eskay Creek:

The Company continues to own a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation (“Barrick”).  The property is subject to a 2% NSR in favour of a related company.  In 2005, the Company elected to write-off the associated property costs.

(b)

Bellavista, Costa Rica:

The Company held a net profit interest in the Bellavista property, which was located near San Jose, Costa Rica.  A property agreement giving Central Sun Mining Inc. (formerly, Glencairn Gold Corporation) (“Central Sun”) the right to earn a 100% working interest in the property called for pre-production payments which ended in fiscal 2005.  The Company had a net profit interest in Bellavista in which the Company was entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commenced.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Central Sun until $317,741 in advance royalty payments were repaid.

In July 2008, as amended in December 2008, the Company entered into a purchase and sale agreement for the sale of all its 78.5% interest in the subsidiary which holds the net profit interest in the Bellavista property, for CAD$215,000 which was received during fiscal 2008.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 19

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(c)

Suriname:

(i)

Sara Kreek:

As at December 31, 2005, the Company held 80% of the shares of Sara Kreek Resource, the company that holds the Sara Kreek concession.  On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. (“Wylap Development”) to transfer its interest in Sara Kreek Resource to Wylap Development.  The Company received a cash payment of $400,000 in 2006 and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company.  The Company has received $50,000 in annual royalties.

The royalty receivable has been determined using the effective interest rate method.  The expected future cash flows have been discounted using the effective interest rate to determine the present value as at December 31, 2009.

Present value of expected cash flows from royalties as at January 1, 2008	$ 177
Add: Accretion for the year	11
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2008	138
Add: Accretion for the year	8
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2009	96
Less: Current portion of royalty receivable as at December 31, 2009	(50)
Long-term portion of royalty receivable as at December 31, 2009	$ 46

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company and Grassalco amended the option agreement.  Cash payments prior to commercial production were reduced to $300,000 with the balance of $450,000 to be paid on or before 30 days after the commencement of commercial production, and exploration expenditures of $5 million were to be incurred by April 2005.  In April 2005, a further amendment to the option agreement was made that extended the date by which the property expenditures had to be completed, to December 6, 2005, subject to a payment of $40,000 which was made by the Company in April 2005.  By December 6, 2005, the Company incurred property expenditures in excess of $5 million.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 20

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(ii)

Benzdorp:     (continued)

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000 payable on or before 30 days after the commencement of commercial production.  These additional cash payments will be treated as advance payments against Grassalco’s shareholder ownership interest and will be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  As at December 31, 2008, the Company had not completed a feasibility study.

In June 2007, Benzdorp Gold NV, the joint venture company held by the Company and Grassalco, had applied for an extension to the concessions at Benzdorp prior to their expiry in July 2007.  Benzdorp Gold NV was finally advised in August 2008 that an extension would not be granted but an application for new concessions would be considered so Benzdorp Gold NV applied for one new exploration concession in September 2008.  The Company ceased all exploration work on the concessions in August 2007, and elected to write-off its investment in the Benzdorp property in 2008.

(d)

Mexico:

(i)

Los Angeles:

In April 2008, Caza and Minera Canarc, wholly-owned subsidiaries of the Company at that time, entered into an option agreement to acquire a 100% interest in the La Escondida/Los Angeles properties by making $1 million in cash payments over a four-year period and issuing $50,000 in shares of the Company over a twelve-month period.  The vendors retained a 3% NSR.  The Company made an initial payment of $15,000 upon the signing of the option agreement.  Pursuant to the Plan of Arrangement which closed in June 2008, Caza and Minera Canarc were thereafter no longer subsidiaries of the Company (Note 5).

(ii)

Los Arrastres:

In February 2007, the Company entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a three-year period.  The vendor retained a 2% NSR and the Company had the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 5).

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 21

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(d)

Mexico:     (continued)

(iii)

Providencia and San Felix:

In March 2007, the Company entered into a preliminary option agreement to acquire a 100% interest in the Providencia and San Felix gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The Company issued 30,000 shares at a value of CAD$0.63 per share in 2007.  The vendors retained a 2 ½ % NSR, and the Company had the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Company at the five-day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.  In April 2008, the Company terminated its efforts to enter into a formal agreement, and the Company wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares, which were originally issued, were returned to treasury and cancelled.

(iv)

Santiago:

In May 2007, the Company entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a five-year period and spending $200,000 on exploration over a two-year period.  The vendor retained a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.  A cash payment of $60,000 was made in May 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 5).

(v)

Santiago Fraction:

In September 2007, the Company entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after one year, and spending up to $1 million in exploration over a five-year period.  The Company issued 15,000 common shares at a value of CAD$0.45 per share in 2007.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 5).

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 22

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(e)

Expenditure options:

As at December 31, 2009, to maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

	Option	Exploration	Advance Royalty	Net Smelter
	Payments	Commitments	Payments	Reduction	Shares
	(CAD$000s)	(CAD$000s)	(CAD$000s)	(US$000s)

New Polaris (Note 6(a)(i)):
Net profit interest reduction					150,000
or buydown

Tay-LP (Note 6(a)(ii)):
April 30, 2010	$ 30	$ -
October 31, 2010	50	-
October 31, 2011	50	423
October 31, 2012	850	600

Annual advance royalty payments
until commercial production			$ 25

Net smelter reduction from 3% to 1.5%				$ 1,950

	$ 980	$ 1,023	$ 25	$ 1,950	150,000

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(f)

Mineral properties contingencies:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(g)

Realization:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the properties, on the attainment of successful commercial production or from the proceeds of their disposal.  The recoverability of the amounts shown for mineral property interests is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 23

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(h)

Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

7.

Equipment

		2009			2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Equipment	$ 140	$ 138	$ 2	$ 140	$ 137	$ 3

8.

Long-Term Investments

As at December 31, 2009, the Company had an interest of 11% (2008 - 13%) in Aztec and 7% (2008 – 11%) in Caza.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 24

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital

(a)

Authorized and issued:

The authorized share capital of the Company is comprised of unlimited common shares without par value.

(i)

On October 22, 2009, the Company closed two private placements.  One private placement was for 4,000,000 flow through shares at CAD$0.12 per share for gross proceeds of CAD$480,000.  Finders’ fees were comprised of CAD$25,523 in cash and 241,570 warrants, of which 39,410 warrants have an exercise price of CAD$0.15 and an expiry date of April 22, 2011 and the remaining 202,160 warrants have an exercise price of CAD$0.15 and an expiry date of October 22, 2011.

The second private placement was for 4,800,000 units at CAD$0.10 per unit for gross proceeds of CAD$480,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.15 until April 22, 2011.  Finders’ fees were comprised of CAD$18,011 in cash and 168,140 warrants which have the same terms as the warrants in the private placement for units.

On November 4, 2009, the Company issued 160,250 shares at a price of CAD$0.156 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.  Note 6(a)(ii) provides further details.

On November 9, 2009, the Company closed a private placement for 304,900 units at CAD$0.1225 per unit for gross proceeds of CAD$37,350.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.165 until May 9, 2011.  Finders’ fees were comprised of CAD$240 in cash and 1,960 warrants which have the same terms as the warrants in the private placement for units.

On December 31, 2009, the Company recognized a future income tax expense of $226,000 related to expenditures which do not qualify as Canadian exploration expenses (“CEE”) for flow-through tax purposes as determined by Canada Revenue Agency (“CRA”).  The Company has estimated approximately $661,700 in exploration expenditures which do not qualify as CEE for flow-through purposes, resulting in a future income tax expense of approximately $226,000.  These exploration expenditures were previously renounced in March 2007.  Note 13 provides further details.

(ii)

In December 2008, the Company closed a non-brokered private placement for 1,000,000 units at CAD$0.10 per unit for gross proceeds of CAD$100,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 until June 1, 2010.

In May 2008, the Company wrote-off the Providencia property and 30,000 shares which were previously issued on acquisition were returned to treasury and cancelled.  Note 6(d)(iii) provides further details.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 25

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(a)

Authorized and issued:     (continued)

(iii)

In March 2007, the Company renounced CAD$7 million in exploration expenditures from the proceeds of the flow-through private placements in 2006, resulting in the recognition of a future income tax liability of approximately $2 million.

In July 2007, the Company closed a non-brokered private placement for 2,200,000 units at CAD$0.52 per unit for gross proceeds of CAD$1,144,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at an exercise price of CAD$0.65 until July 24, 2008.  Finders’ fees of CAD$37,440 were paid in cash.

The Company issued 45,000 common shares for property acquisitions (Notes 6(d)(iii) and (v)).

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 8,665,000 common shares are outstanding as at December 31, 2009.  The exercise price of each option cannot be lower than the last recorded sale of a board lot on the Toronto Stock Exchange during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.  At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 26

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

The continuity of stock options for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding, beginning of year	8,079,000	$0.48	7,074,000	$0.54	7,929,000	$0.54
Granted	1,680,000	$0.11	1,800,000	$0.29	2,190,000	$0.54
Exercised	-	-	-	-	(830,000)	$0.44
Converted to stock appreciation
rights on exercise	-	-	-	-	(410,000)	$0.37
Forfeited	(60,000)	$0.38	(75,000)	$0.53	(760,000)	$0.58
Expired	(1,034,000)	$0.73	(720,000)	$0.55	(1,045,000)	$0.71
Outstanding, end of year	8,665,000	$0.38	8,079,000	$0.48	7,074,000	$0.54

Exercise price range (CAD$)	$0.11 - $0.74		$0.25 - $1.00		$0.25 - $1.00

The following table summarizes information about stock options exercisable and outstanding at December 31, 2009:

		Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Price	Number	Remaining	Exercise	Number		Exercise
Intervals	Outstanding at	Contractual Life	Prices	Exercisable at		Prices
(CAD$)	Dec 31, 2009	(Number of Years)	(CAD$)	Dec 31, 2009		(CAD$)

"$"#,##0.00_);[Re1]("$"#,##0.00)	1,680,000	4.6	$0.11	336,000		$0.11
$0.25 - $0.49	4,375,000	2.5	$0.33	4,022,000		$0.33
$0.50 - $0.74	2,610,000	2.0	$0.63	2,610,000		$0.63

	8,665,000	2.7	$0.38	6,968,000		$0.44

At December 31, 2009, 8,665,000 options are outstanding of which 6,968,000 options are exercisable and expire at various dates from June 23, 2010 to July 15, 2014, with a weighted average remaining life of 2.7 years.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 27

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

During the year ended December 31, 2009, the Company recognized stock-based compensation of $117,570 (2008 - $203,000 and 2007 - $405,115) based on the fair value of options granted that were earned by the provision of services during the year, and recognized share appreciation rights of $Nil ($Nil – 2008 and 2007 - $37,181).  Stock-based compensation is segregated between directors and employees as follows:

	2009	2008	2007

Directors	$ 59	$ 79	$ 40
Employees	58	124	365

	$ 117	$ 203	$ 405

For the options granted in June 2007, options for 500,000 common shares with an exercise price of CAD$0.54 and an expiry date of June 15, 2012 have vesting provisions in which options for 250,000 common shares vested on June 15, 2008 and the balance of 250,000 vested on June 15, 2009.

Options for 1.8 million common shares, which were granted in May 2008, are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

Options for 1.68 million common shares, which were granted in July 2009, are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

The fair value of stock options granted and the assumptions used to calculate compensation expense are estimated using the Black-Scholes Option Pricing Model as follows:

	2009	2008	2007

Fair value of options granted during the year	$0.09	$0.21	$0.18

Risk-free interest rate	2.41%	2.59%	3.31%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	79%	57%	54%
Expected option life in years	4	4	4

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 28

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(c)

Warrants:

At December 31, 2009, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2008	Issued	Exercised	Expired	December 31, 2009

$0.15	June 1, 2010	500,000	-	-	-	500,000
$0.15	April 22, 2011	-	39,410	-	-	39,410
$0.15	October 22, 2011	-	202,160	-	-	202,160
$0.15	April 22, 2011	-	2,568,140	-	-	2,568,140
$0.165	May 9, 2011	-	154,410	-	-	154,410

		500,000	2,964,120	-	-	3,464,120

At December 31, 2008, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2007	Issued	Exercised	Expired	December 31, 2008

$0.65	July 24, 2008	1,100,000	-	-	(1,100,000)	-
$0.15	June 1, 2010	-	500,000	-	-	500,000

		1,100,000	500,000	-	(1,100,000)	500,000

At December 31, 2007, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2006	Issued	Exercised	Expired	December 31, 2007

$0.82	March 17, 2007	231,000	-	-	(231,000)	-
$1.25	October 18, 2007	2,150,000	-	-	(2,150,000)	-
$0.82	October 18, 2007	247,800	-	-	(247,800)	-
$0.95	October 18, 2007	350,000	-	-	(350,000)	-
$0.65	July 24, 2008	-	1,100,000	-	-	1,100,000

		2,978,800	1,100,000	-	(2,978,800)	1,100,000

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 29

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(c)

Warrants:     (continued)

The fair value of the 411,670 finders’ fee warrants which were issued pursuant to the private placements in the amount of $19,969 (2008 - $Nil) and included as a reduction to share capital was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2009

Risk-free interest rate	1.37%
Expected dividend yield	0%
Expected stock price volatility	103.33%
Expected option life in years	2

(d)

Fully diluted number of common shares:

Number of Shares

Outstanding, December 31, 2009	81,969,655
Property agreements (Note 6(e))	150,000
Stock options (Note 9(b))	8,665,000
Warrants (Note 9(c))	3,464,120

Fully diluted, December 31, 2009	94,248,775

(e)

Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 30

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.

Notes Payable

In December 2007, the Company’s previous wholly-owned subsidiary, Caza, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 were from directors and officers of the Company.  The loans were repayable on demand and had an interest rate of 9% per annum.  In June 2008, the Company closed a Plan of Arrangement with Caza in which Caza was no longer a wholly-owned subsidiary of the Company (Note 5).

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bear an interest rate of 9% per annum and are secured by the Company’s shareholdings in Caza at CAD$0.25 per share of Caza.  As at December 31, 2009, interest of CAD$3,719 has been accrued.

11.

Related Party Transactions

General and administrative costs during 2009 include:

-

CAD$57,586 (2008 - CAD$52,561 and 2007 - CAD$120,987) of salaries to an employee who is a director;

-

CAD$40,000 (2008 - CAD$36,659 and 2007 - CAD$35,604) to directors in their capacity as directors of the Company.  As at December 31, 2009, the Company accrued CAD$68,659 (2008 - CAD$28,659) in directors fees;

-

CAD$102,608 (2008 - CAD$67,217 and 2007 - CAD$106,316) in legal fees to a law firm in which a senior officer of the Company is a partner.  As at December 31, 2009, the Company owed CAD$114,883 (2008 - CAD$32,859) to the law firm;

-

CAD$262,322 (2008 - CAD$272,572 and 2007 - CAD$32,005) in office rent and salary allocations recovered from companies sharing certain common directors.  As at December 31, 2009, the Company was owed CAD$56,169 (2008 - CAD$22,778) from such companies;  and

-

CAD$79,827 (2008 - CAD$119,976 and 2007 - CAD$35,273) in office rent and salary allocations incurred to a company sharing certain common directors.  As at December 31, 2009, the Company owed CAD$46,191 (2008 - CAD$1,435) to the company.

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Details of transactions with Aztec and Caza are provided in Note 8, notes payables in Note 10, and the Plan of Arrangement in Note 5.

12.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and all assets of the Company are located in Canada.

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 31

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.

Contingent Liability

Pursuant to an audit by CRA in 2009, the Company has estimated approximately $661,700 in exploration expenditures incurred in 2007 do not qualify as CEE for flow-through purposes related to a flow through private placement which closed in October 2006.  Consequently the Company has recognized a flow through financing cost of $489,000.

In February 2010, an initial proposal by CRA to the Company disallowed approximately CAD$1.2 million in CEE of which the Company is currently estimating approximately CAD$545,000 as being qualified for CEE for flow-through purposes.  The initial proposal by CRA would have resulted in a liability to the Company of up to CAD$886,800.

The flow-through financing cost of $489,000 has been reduced by the BC Mineral Exploration tax credits of approximately $113,000 for expenditures incurred in 2005 and 2006, as reviewed by CRA, and GST receivable of approximately $47,000, resulting in an estimated income tax balance payable of $329,000.

14.

Income Taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2009	2008	2007

Canadian statutory tax rates	30.00%	31.50%	34.12%

Expected recovery	$ (406)	$ (2,194)	$ (179)
Temporary differences	(69)	-	-
Permanent differences	35	64	(58)
Benefit of tax attributes and other items	(534)	215	845
Write-off of mineral properties	-	1,977	-
Change in valuation allowance	1,005	(72)	(2,647)
Effect of change in tax rate	195	10	-

Future income tax expense (recovery)	$ 226	$ -	$ (2,039)

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 32

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.

Income Taxes     (continued)

The significant components of the Company’s future income tax assets as at December 31, 2009 and 2008 are as follows:

	2009	2008

Future income tax assets:
Resource properties	$ (259)	$ (653)
Equipment	380	259
Share issue costs	53	55
Non-capital losses	1,628	1,128
Capital losses	12	21
Total future income tax assets	1,814	810
Valuation allowance	(1,814)	(810)
Future income tax assets, net	$ -	$ -

At December 31, 2009, the Company has non-capital losses for Canadian tax purposes of approximately $6.5 million, and Canadian capital losses of approximately $92,000 which are without expiry.  The non-capital losses expire as follows:

2010	$ 888
2014	683
2015	83
2026	743
2027	1,774
2028	749
2029	1,591
$ 6,511

Funds raised through the issuance of flow through shares are required to be expended on qualified Canadian mineral exploration expenditures as defined pursuant to Canadian income tax legislation.  As at December 31, 2009, the amount of flow through proceeds to be expended in 2010 is CAD$4,761 (2008 - $Nil).

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 33

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

HEAD OFFICE

#301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

Telephone:

(604) 685-9700

Facsimile:

(604) 685-9744

Website:

www.canarc.net

DIRECTORS

Bradford Cooke

Bruce Bried

Derek Bullock

Leonard Harris

William Price

OFFICERS

Bradford Cooke ~ Chairman and Chief Executive Officer

Garry Biles ~ President and Chief Operating Officer

James Moors ~ Vice-President, Exploration

Philip Yee ~ Chief Financial Officer

Stewart Lockwood ~ Secretary

REGISTRAR AND

Computershare Investor Services Inc.

TRANSFER AGENT

3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS

Smythe Ratcliffe LLP

7th Floor,  355 Burrard Street

Vancouver, BC, Canada, V6C 2G8

SOLICITORS

Vector Corporate Finance Lawyers

#1040 – 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

SHARES LISTED

Trading Symbols

TSX:

CCM

OTC-BB:

CRCUF

DBFrankfurt:

CAN

Canarc Resource Corp.                                                                                                                                                                                                                                                                                                                                                                     Page 19